UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

MRC Global Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55345K103
(CUSIP Number)

Richard A. Drucker Cornell Capital LLC 499 Park Avenue, 21st Floor New York, NY 10022 212-818-8970
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55345K103
1.	Names of Reporting Persons. Mario Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%*
14.	Type of Reporting Person (See Instructions) OO

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 85,236,533 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 105,538,542 shares of Common Stock outstanding on July 31, 2024, as reported by MRC Global Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 (the “10-Q”).

CUSIP No. 55345K103
1.	Names of Reporting Persons. Cornell Capital Special Situations Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%*
14.	Type of Reporting Person (See Instructions) PN

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 85,236,533 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 105,538,542 shares of Common Stock outstanding on July 31, 2024, as reported by MRC Global Inc. in the 10-Q.

CUSIP No. 55345K103
1.	Names of Reporting Persons. Cornell Capital GP II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%*
14.	Type of Reporting Person (See Instructions) PN

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 85,236,533 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 105,538,542 shares of Common Stock outstanding on July 31, 2024, as reported by MRC Global Inc. in the 10-Q.

CUSIP No. 55345K103
1.	Names of Reporting Persons. Cornell Investment Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,302,009.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%*
14.	Type of Reporting Person (See Instructions) OO

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 85,236,533 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 105,538,542 shares of Common Stock outstanding on July 31, 2024, as reported by MRC Global Inc. in the 10-Q.

CUSIP No. 55345K103
1.	Names of Reporting Persons. Henry Cornell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only PF
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 96,380
	8.	Shared Voting Power 20,302,009.2
	9.	Sole Dispositive Power 96,380
	10.	Shared Dispositive Power 20,302,009.2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,398,389.2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) IN

* For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 85,236,533 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 105,538,542 shares of Common Stock outstanding on July 31, 2024, as reported by MRC Global Inc. in the 10-Q.

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on June 19, 2015 (as amended by the Schedule 13D/A previously filed on June 12, 2018 and on April 26, 2023, the “Original Schedule 13D”) by Henry Cornell, Cornell Investment Partners LLC, Cornell Capital GP II LP, Mario Investments LLC (“MI”) and Cornell Capital Special Situations Partners II LP relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of MRC Global Inc., a Delaware corporation (the “Issuer” or the “Company”). Beginning on the date this Amendment No. 3 is filed, all references in the Original Schedule 13D to the Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by this Amendment No. 3. Only those items reported in this Amendment No. 3 are amended and all other items in the Original Schedule 13D are unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

“The disclosures under Item 6 relating to the Repurchase Agreement are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated with the following text:

“(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Certificate of Designations and the Shareholders’ Agreement, Mario Investments LLC, Cornell Capital Special Situations Partners II LP, Cornell Capital GP II LP, and Cornell Investment Partners LLC, are the beneficial owners of 20,302,009.2 shares of Common Stock, which represents 19.2% of the shares of Common Stock outstanding based on 85,236,533 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 105,538,542 shares of Common Stock outstanding on July 31, 2024, as reported by MRC Global Inc. in the 10-Q. Henry Cornell is the beneficial owner of 20,398,389.2 shares of Common Stock, which represents 19.3% of the shares of Common Stock outstanding based on 85,236,533 shares of Common Stock and preferred stock convertible into 20,302,009 shares of Common Stock for a total of 105,538,542 shares of Common Stock outstanding on July 31, 2023, as reported by MRC Global Inc. in the 10-Q. Of such shares of Common Stock beneficially owned by Henry Cornell, 20,302,009.2 are held subject to the terms of the Certificate of Designations and the Shareholders’ Agreement, 96,370 are shares of Common Stock held directly by Mr. Cornell and 10 are shares of Common Stock held by his minor son.

(b)       Henry Cornell has sole voting power and sole dispositive power with regard to 96,380 shares of Common Stock. Henry Cornell, Mario Investments LLC, Cornell Capital Special Situations Partners II LP, Cornell Capital GP II LP, and Cornell Investment Partners LLC have shared voting power and shared dispositive power of 20,302,009.2 Shares.

(c)       Except for the repurchase of the 363,000 shares of preferred stock pursuant to the Repurchase Agreement as described in Item 6 hereof, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

“Repurchase Agreement

On October 14, 2024, MI entered into a Preferred Stock Repurchase Agreement (the “Repurchase Agreement”) with the Issuer. Pursuant to the Repurchase Agreement, on the terms and subject to the conditions therein, the Issuer has agreed to purchase all of the issued and outstanding, or 363,000, shares of preferred stock of the Issuer from Mario for a per share price equal to 99.5% of the liquidation preference of the preferred stock, or an aggregate amount equal to $361,185,000 (the “Aggregate Cash Consideration”). In addition, pursuant to the Repurchase Agreement, on the terms and subject to the conditions therein, (i) upon consummation of the transactions that the Repurchase Agreement contemplates (the “Closing”), the Issuer will pay to MI all Accrued Dividends (as defined in the Repurchase Agreement), (ii) upon the Closing, the Shareholders’ Agreement will terminate and be of no further force or effect and (iii) at or prior to, and conditioned upon, the Closing, MI will deliver, or will cause Henry Cornell, a member of the Board, to deliver, a retirement notice pursuant to which Mr. Cornell will give notice of his retirement from the Board effective as of the date of the Issuer’s 2025 Annual Meeting of Shareholders.

The Closing is subject to the Issuer’s having incurred indebtedness to finance all or a portion of the Aggregate Cash Consideration and the Accrued Dividends, as well as to certain customary closing conditions. The Repurchase Agreement contains customary termination rights for each of the Issuer and MI, including the right to terminate by either party if the Closing has not occurred by November 30, 2024.

The foregoing summary of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, a copy of which is attached as an exhibit to the Issuer’s Current Report on Form 8-K on October 15, 2024 and is incorporated by reference in its entirety into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

“Exhibit 6: Preferred Stock Repurchase Agreement, dated October 14, 2024, between the Issuer and MI (filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K (SEC File No. 001-35479) filed on October 15, 2024 and incorporated herein by reference.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2024.

HENRY CORNELL

By:	/s/ Henry Cornell
Henry Cornell

CORNELL INVESTMENT PARTNERS LLC

By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL GP II LP

By: Cornell Investment Partners LLC, its general partner By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

MARIO INVESTMENTS LLC

By:	Cornell Special Situations Partners II LP, its sole member
By:	Cornell Capital GP II LP, its general partner
By:	Cornell Investment Partners LLC, its general partner
By:	Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL SPECIAL SITUATIONS PARTNERS II LP

By: Cornell Capital GP II LP, its general partner
By: Cornell Investment Partners LLC, its general partner
By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell